08031134

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III	Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC FILE 8-67405

REPORT FOR THE PERIOD BEGINNING 01/01/07 AND ENDING 12/31/07
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFFICIAL USE ONLY

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 3 1 2008
DIVISION OF MARKET REGULATION

LBBW Securities, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 Park Avenue, 31st Floor - West Building
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Markus Schmalhofer (212) 584-1710
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report *)
(Name . . . if individual, state last, first, middle name)

PROCESSED
APR 29 2008
THOMSON REUTERS

PricewaterhouseCoopers LLP

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

x Certified Public Accountant
o Public Accountant
o Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on at the bureau of the exemption. See section 240.17a-5(e)(2).

Oath or Affirmation

I, RALPH HALLENBORG, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of LBBW SECURITIES, LLC, as of DECEMBER 31, 2007 are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SECURITY ACCOUNTS OF PRINCIPAL OFFICERS AND DIRECTORS THAT ARE CLASSIFIED AS CUSTOMER ACCOUNTS (DEBITS $0, CREDITS $0)

Signature

CHIEF EXECUTIVE OFFICER
Title

Subscribed and sworn
to before me
this March day of 28th 2008

EMILY BASS
Notary Public, State of New York
No. 01BA6043556
Qualified in Queens County
Commission Expires June 19, 2010

Emily Bass

Notary Public

This report * contains (check all applicable boxes)

x	(a)	Facing page.
x	(b)	Statement of financial condition.
x	(c)	Statement of operations
x	(d)	Statement of cash flows.
x	(e)	Statement of changes in member's equity
o	(f)	Statement of changes in liabilities subordinated to claims of general creditors
x	(g)	Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
x	(h)	Computation for determination of reserve requirements pursuant to Rule 15c3-3
x	(i)	Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
o	(j)	A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
o	(k)	A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.

LBBW Securities LLC

(A wholly owned subsidiary of Landesbank Baden-Württemberg)

Financial Statements and Supplemental Schedules Pursuant to Rule 17a-5 of the Securities and Exchange Commission

December 31, 2007

LBBW Securities LLC
(A wholly owned subsidiary of Landesbank Baden-Württemberg)
Index
December 31, 2007

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors
and Member of
LBBW Securities LLC:

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in member's equity, and cash flows present fairly, in all material respects, the financial position of LBBW Securities LLC (the "Company") (a wholly owned subsidiary of Landesbank Baden-Württemberg) at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplemental Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

March 28, 2008

LBBW Securities LLC
(A wholly owned subsidiary of Landesbank Baden-Württemberg)
Statement of Financial Condition
December 31, 2007

(in thousands)

Assets		
Cash	$	743
Securities failed to deliver		109,033
Securities purchased under agreements to resell		4,734,522
Securities owned, including $440 million pledged to counterparties, at market value		609,805
Due from clearing corporations		13,051
Due from affiliates		806
Property, equipment and leasehold improvements, net		2,703
Accrued interest receivable		7,878
Other assets		716
Total assets	$	5,479,257
Liabilities and Member's Equity		
Borrowings	$	108,300
Securities sold under repurchase agreements		4,298,508
Securities failed to receive		117,689
Securities sold, but not yet purchased, at market value		849,819
Accrued interest payable		4,783
Due to affiliates		449
Other liabilities		887
Total liabilities		5,380,435
Member's equity		98,822
Total member's equity		98,822
Total liabilities and member's equity	$	5,479,257

The accompanying notes are an integral part of these financial statements.

LBBW Securities LLC
(A wholly owned subsidiary of Landesbank Baden-Württemberg)
Statement of Operations
December 31, 2007

(in thousands)

Revenues	
Interest	$ 72,469
Principal transactions, net, and other revenue	(249)
Total revenues	72,220
Expenses	
Interest	65,768
Administrative support	2,819
Compensation and benefits	1,844
Commissions and fees	255
Communications	270
Depreciation and amortization	583
Professional fees	658
Other	1,191
Total expenses	73,388
Loss before benefit for income taxes	(1,168)
Income tax benefit	468
Net loss	$ (700)

The accompanying notes are an integral part of these financial statements.

LBBW Securities LLC
(A wholly owned subsidiary of Landesbank Baden-Württemberg)
Statement of Changes in Member's Equity
December 31, 2007

(in thousands)

	Member's Equity
Balance, January 1, 2007	$ 4,772
Capital contribution	94,750
Net loss	(700)
Balance, December 31, 2007	$ 98,822

The accompanying notes are an integral part of these financial statements.

LBBW Securities LLC
(A wholly owned subsidiary of Landesbank Baden-Württemberg)
Statement of Cash Flows
December 31, 2007

(in thousands)

Cash flows from operating activities		
Net loss	$	(700)
Adjustment to reconcile net income to net cash used in operating activities		
Depreciation and amortization		583
Net changes in operating assets and liabilities;		
Due from affiliates		(488)
Due from clearing corporation		(13,051)
Securities failed to deliver		(109,033)
Accrued interest receivable		(7,878)
Securities owned, at market value		(609,805)
Securities purchased under agreements to resell		(4,734,522)
Other assets		(716)
Due to affiliates		(364)
Securities failed to receive		117,689
Securities sold, but not yet purchased, at market value		849,819
Accrued interest payable		4,783
Securities sold under agreements to repurchase		4,298,508
Other liabilities		887
Net cash used in operating activities		(204,288)
Cash flow from investing activities		
Purchases of Property, equipment and leasehold improvements		(3,286)
Net cash used in investing activities		(3,286)
Cash flows from financing activities		
Capital contribution		94,750
Borrowings, net		108,300
Net cash provided by financing activities		203,050
Net decrease in cash		(4,524)
Cash		
Cash at beginning of the year		5,267
Cash at end of the year	$	743
Supplemental disclosure of cash information		
Interest paid	$	60,985

The accompanying notes are an integral part of these financial statements.

1. Business and Organization

LBBW Securities, LLC (the "Company"), has been established as a wholly owned subsidiary of Landesbank Baden-Württemberg, Stuttgart, Germany, a public law banking institution established under the laws of the Federal Republic of Germany ("LBBW") in July of 2006. In March of 2007, the Company was granted membership as a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers ("NASD"), which has since become the Financial Industry Regulatory Authority ("FINRA"). Prior to March 2007, the Company was engaged in broker/dealer pre-registration activities.

The Company's business purpose is to expand the business potential of the LBBW group of companies into the U.S. financial markets. Its business plan includes securities brokerage services to U.S. institutional investors and public offerings of securities as an underwriter or selling group member. With the objective to provide a stable revenue base, the Company also engages in 'Matched Book' repurchase and reverse repurchase activity, proprietary trading in fixed income securities and exchange traded futures and options. The latter initiatives commenced in conjunction with the acceptance of the Company as a member of the Fixed Income Clearing Corporation ("FICC") in June of 2007. The Company did not engage in any underwriting or equity sales activities in 2007.

2. Summary of Significant Accounting Policies

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
Cash consists of cash and deposits. At December 31, 2007, the majority of the cash was held with two major financial institutions. At times, cash on deposit may exceed federal insurance limits.

Interest Income/Interest Expense
Interest income/interest expense is accrued in accordance with contractual rates. Interest income is earned on investments in U.S. Treasury obligations and agency securities and securities purchased under agreements to resell. Interest expense is incurred on short-term bank loans from LBBW and other broker/dealers as well as securities sold under agreements to repurchase.

Securities owned, including those pledged, and securities sold, but not yet purchased
Securities transactions are recorded on the statement of financial condition at fair value on trade date. Fair value is generally based on quoted market prices or dealer quotations. Changes in the fair value of securities owned are recorded in principal transactions, net in the accompanying statement of operations.

Securities sold, but not yet purchased, represent obligations of the Company to deliver specified securities, thereby creating a liability to purchase those securities at current market prices. Changes in the fair value of securities sold but not yet purchased as well as realized gains and losses on securities owned and sold, but not yet purchased, are recorded in principal transactions, net, in the accompanying statement of operations.

Securities sold under repurchase agreements ("repurchase agreements") and securities purchased under agreements to resell ("reverse repurchase agreements")
Repurchase agreements and reverse repurchase agreements are recorded as collateralized financing transactions and are carried at the contract value as specified in the respective agreements. Although permitted in certain circumstances under FASB Interpretation No. 41, "Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements" ("FIN 41"), the Company does not report its reverse repurchase agreements and repurchase agreements on a net basis by counterparty.

Clearing Arrangement with FICC and Concentrations of Credit Risk
The Company is engaged in various trading and brokerage activities in which, if counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company clears securities transactions through Bank of New York. U.S. Treasury and U.S. agency fixed income securities clear through the Government Securities Clearing Corporation Division ("GSCC") of FICC, who then becomes the legal counterparty to the transaction. The fixed income transactions are then cleared through a major U.S. bank.

These activities may expose the Company to risk in the event that the counterparties, including the clearing broker/bank, other broker-dealers and depositories or banks, are unable to fulfill contractual obligations. The Company's policy is to monitor its credit risk through the process of reviewing, as considered necessary, the credit standing of each counterparty with which it conducts business on a periodic basis.

The Company executes the majority of its repurchase agreements and reverse repurchase agreements with members of FICC. FICC minimizes the risks to its members by guaranteeing the settlement of each transaction. FICC interposes itself between the Company and other members and becomes the legal counterparty for settlement purposes. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under the resale agreements. On a daily basis, the Company, through FICC and through internal monitoring processes, manages its credit risk by calculating the market value of each participant's positions and comparing it to the contract amounts. Any difference is collected from, or paid to, each counterparty, as applicable.

At December 31, 2007, the Company has received collateral in connection with reverse repurchase agreements with a fair value of $4.9 billion which it can sell or re-pledge, and has pledged securities in connection with repurchase agreements with a fair value of $4.5 billion, which the Company's counterparties to these agreements have the right to sell or repledge. Securities purchased under agreement to resell are collateralized by obligations of the US Government and its agencies. The majority of the collateral received has been repledged to external counterparties as of December 31, 2007. Included in securities purchased under agreement to resell on the statement of financial condition are amounts under contract with FICC of $3.2 billion.

Fixed assets
Depreciation on furniture and fixtures is recorded on a straight-line basis over periods ranging from three to five years. Amortization of leasehold improvement is recorded on a straight-line basis over the lesser of the estimated useful life of the improvement or the remaining term of the lease.

Derivative financial instruments
Derivative financial instruments used for trading purposes are carried at market value or, if market prices are not readily available, fair value. Market values for exchange-traded derivatives, principally listed options, are based on quoted market prices.

The Company only has listed options as of December 31, 2007. Fair values of options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate.

Income taxes
Deferred income taxes are recorded for the effects of temporary differences between the reported amount in the financial statements and the tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on tax laws and rates applicable to the periods in which the differences are expected to reverse. The Company assesses its ability to realize deferred tax assets primarily based on the future earnings potential and the reversal of taxable temporary differences when recognizing deferred tax assets in accordance with statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (FAS 109). Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The Company is considered a disregarded entity for tax purposes and files its tax results as part of the LBBW's NY Branch consolidated tax return. Taxable income or loss is then allocated to the Company for financial reporting purposes.

In June 2006, the FASB issued FIN No. 48, Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109 ("FIN 48"). The Company adopted FIN 48 as of January 1, 2007. The Company determines that the adoption of FIN 48 does not have a material impact to the Company's financial statements.

FIN 48 requires the Company to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement which could result in the Company recording a tax liability.

Future Application of Accounting Standards
Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS 157")
In September 2006, the FASB issued SFAS 157. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. As a result, there is now a common definition of fair value to be used throughout generally accepted accounting principles. The FASB believes that the new standard will make the measurement of fair value more consistent and comparable and improve disclosures about those measures. This statement clarifies that the term fair value is intended to mean a market-based measure, not an entity-specific measure. In measuring fair value for a financial statement item, the Statement sets forth a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The adoption of SFAS 157, which is effective for fiscal years beginning after November 15, 2007, is not expected to have a material effect on the financial statements of the Company.

Statement of Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Liabilities* ("SFAS 159")

SFAS 159, which was issued in February 2007, permits entities to choose at specified elections dates, to measure eligible items (as defined by SFAS 159) at fair value (the "fair value option"). Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. Upfront costs and fees related to items for which the fair value option is elected, shall be recognized in earnings as incurred and not deferred. The decision about whether to elect fair value option is applied on an instrument by instrument basis, is irrevocable and is applied to the entire instrument. The adoption of SFAS 159, which is effective for fiscal years beginning after November 15, 2007, is not expected to have a material effect on the financial statements of the Company.

3. Due from Clearing Corporations

As of December 31, 2007, amounts due from clearing corporations consist of the following:

(in thousands)

GSCC	$	6,918
Bank of New York		6,037
UBS		96
	$	13,051

4. Securities Owned, Including Those Pledged, and Securities Sold, But Not Yet Purchased

Securities owned and securities sold, but not yet purchased primarily consist of United States Treasury securities carried at fair value. The Company's agreement with its clearing broker permits the clearing broker to use the Company's securities owned as collateral for borrowings, for securities sold not yet purchased and related activity. Securities owned also include securities pledged as collateral for securities lending transactions where the counterparty has the right to sell or repledge the securities.

Securities sold, but not yet purchased, represent obligations of the Company to deliver specified securities, thereby creating a liability to purchase those securities at current market prices. The Company has recorded these liabilities on the statement of financial condition as of December 31, 2007 at fair value. Changes in the fair value of securities sold but not yet purchased are recorded in principal transactions, net in the accompanying statement of operations. However, these transactions may result in additional risk if the market price of the securities changes subsequent to December 31, 2007. The Company seeks to limit this risk by holding offsetting securities positions or other financial instruments.

(in thousands)	Trading Securities Owned at Fair Value	Trading Securities Sold but not yet Purchased, at Fair Value
U.S. government obligations	$ 609,805	$ 849,819
	$ 609,805	$ 849,819

At December 31, 2007, $440 million of the securities owned were pledged to counterparties in securities sold under repurchase agreement transactions.

The Company also has CME Eurodollar options at December 31, 2007 with a fair value of $77,000.

5. Borrowings

At December 31, 2007 the Company had a total of $108.3 million in overnight borrowings, of which $8.3 million was from unrelated parties and $100.0 million was from LBBW's Cayman Islands Branch as described in Note 6.

6. Related Party Transactions

The Company settles all of its listed futures and options transactions through its parent company, LBBW, which itself uses UBS AG ("UBS") as its clearing broker. On a daily basis, LBBW posts variation margin with UBS. The cash due to/from is exchanged between the Company and LBBW annually. At December 31, 2007, the Company has a related receivable of $0.3 million from LBBW related to such business activity.

During the year 2007, the Company entered into various reverse repurchase and repurchase transactions with LBBW. The following table summarizes the amounts outstanding between the Company and LBBW at December 31, 2007:

(in thousands)	Securities purchased under agreements to resell	Securities sold under repurchase agreements
Agreement amount	$ 1,380,823	$ 263,137
Accrued interest receivable	8,420	-
Accrued interest payable	-	67
	$ 1,389,243	$ 263,204

During 2007, the Company recorded $7.5 million in interest income and $10.4 million in interest expense in connection with the reverse repurchase and repurchase agreements with LBBW. Interest rates for securities purchased under agreement to resell and securities sold under repurchase agreements from 0.15% to 4.58%.

The Company enters into short term borrowing transaction with LBBW's Cayman Islands Branch. At December 31, 2007, the Company had borrowed $100 million on an overnight basis from LBBW Cayman Islands Branch at an interest rate at December 31, 2007 of 3.25%. For the year ended December 31, 2007, the Company incurred $0.2 million in interest expense related to funding obtained from LBBW's Cayman Island Branch.

During 2007, the Company was charged $1.3 million and $0.6 million pursuant to a written administrative services agreement for services rendered by LBBW and its New York Branch, respectively. The services, as described in the agreement, include legal support as well as support in the areas of compliance, controlling, credit capital markets, general management, human resources, information technology and internal audit. These amounts are classified as administrative support on the statement of operations. At December 31, 2007, the Company recorded $0.3 million due to LBBW for services rendered but yet not paid.

The Company earned $0.2 million in fees from advising the LBBW New York Branch on futures trading.

7. Fair value of Financial Instruments

Statement of Financial Accounting Standards No. 107 entitled, *Disclosures about Fair Value of Financial Instruments* (SFAS 107), requires entities to disclose information about the estimated fair values of their financial instruments. Substantially all of the Company's asset and liabilities which are considered to be financial instruments as defined by SFAS 107 and are either already carried at fair value or their carrying value approximates fair values as they are short-term in nature, bear interest at current market rates and/or are subject to frequent repricing.

8. Employee Benefit Plans and Money Purchased Plan

Employees of the Company participate in a 401(k) savings plan sponsored by one affiliate, LBBW's New York Branch, and such plan qualifies under the section 401(k) of the Internal Revenue Code. Participation commences at the completion of six months of service. The Company matches dollar for dollar of employees' 401(k) deferral contributions up to 5% of the employees' total compensation with the matching portion vesting in equal amounts over a five-year period. The Company made $18,000 of contributions related to the plan during the year ended December 31, 2007.

The Company's employees also participate in a non-contributory Money Purchased Plan sponsored by LBBW's New York Branch. The Company contributes 9% of the employee total compensation. Participation commences at the beginning of the first quarter following the completion of one year of service. The Company made $7,000 of contributions related to the plan during 2007.

9. Regulatory Requirements

The Company is subject to the net capital rules of the SEC which require the maintenance of minimum net capital. The Company computes its minimum net capital requirement using the method of Uniform Net Capital under SEC Rule 15c3-1. Under this method, the Company is required to maintain minimum net capital as defined by the SEC and FINRA. At December 31, 2007, the Company had net capital of $78.8 million, which was $64.3 million in excess of the required minimum.

10. Income Taxes

The Company has an informal tax sharing arrangement with LBBW's NY Branch. The Company is treated as a disregarded entity for U.S. tax purposes and as such the results of the Company's operations are included in the U.S. federal, state and local income tax returns filed by LBBW. For federal, state and local tax purposes, the Company's share of consolidated tax provision/benefits is determined based on the tax that would have been determined on a separate-company basis.

At December 31, 2007, the income tax benefit was comprised as follows:

	Current	Deferred	Total
Tax benefit			
Federal	$ 262	$ 129	$ 391
State and local	38	39	77
	$ 300	$ 168	$ 468

The difference between the statutory federal income tax rate of 35% and the Company's effective tax rate of 45% is primarily due to the effect of state and local taxes net of the federal tax impact. The tax calculation assumes that the Company would be filing as a banking corporation in the state of New York.

The Company's federal, state, and local tax net operating loss at December 31, 2007 of $1.5 million is utilized in the calculation of LBBW's 2007 U.S. taxable income.

LBBW has agreed to reimburse the Company for the benefit resulting from the utilization of these net operating losses. Accordingly due from affiliates includes a related balance of $0.6 million.

At December 31, 2007 the Company had a deferred tax asset of $0.2 million which arose from its organizational costs which are capitalized and amortized for U.S. tax purposes and expensed under US GAAP. No valuation allowance has been placed on the deferred tax asset as the Company believes it is more likely than not that it will realize the benefit of the deferred tax asset. The deferred tax asset at December 31, 2007 is included in other assets in the statement of financial condition.

Subsequent to December 31, 2007, the Company elected to be treated as a corporation for U.S. tax purposes. Accordingly, the Company will file separate U.S. corporate income tax returns starting from fiscal year 2008.

LBBW Securities LLC

(A wholly owned subsidiary of Landesbank Baden-Württemberg)

Computation of Net Capital Under Rule 15c3-1of the Securities and Exchange Commission

December 31, 2007 **Schedule I**

(In thousands)

Total member's equity qualified for Net Capital		$	98,822
Non-allowable assets			
Property, furniture, equipment, leasehold improvement net of accumulated depreciation and amortization	2,703		
Accrued interest receivable	7,878		
Due from affiliates	806		
Other assets	716		
Other deductions and/or charges	2,500		
Total deductions and/or charges			14,603
Net capital before haircuts on securities positions			84,219
Haircuts on trading securities			
U.S. government obligations	4,641		
Options	330		
Other	470		
Total haircuts			5,441
Net capital		$	78,778
Computation of Basic Net Capital Requirement			
Minimum net capital requirement (12 1/2% of aggregate indebtedness)		$	14,523
Minimum dollar net capital requirement of reporting broker-dealer		$	250
Net capital requirement		$	14,523
Excess net capital		$	64,254
Computation of Aggregate Indebtedness			
Total aggregate indebtedness		$	116,185
Ratio of aggregate indebtedness to net capital			147%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company as of December 31, 2007 and included in the Company's amended unaudited Part II FOCUS Report filing filed on March 28, 2008.

LBBW Securities LLC
(A wholly owned subsidiary of Landesbank Baden-Württemberg)
Computation for Determination of Reserve Requirements
Under rule 15c3-3 of the Securities and Exchange Commission
December 31, 2007 — Schedule II

(in thousands)

Total credit items	$ -
Total debit items	$ -
Excess of total debits over total credits	$ -
Required Deposits	None

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5
There are no material differences between this reserve computation pursuant to Rule 15c3-3 and the corresponding computation prepared by the Company as of December 31, 2007 and included in the Company's amended unaudited Part II FOCUS Report filing, filed on March 28, 2008.

LBBW Securities LLC
(A wholly owned subsidiary of Landesbank Baden-Württemberg)
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2007 **Schedule III**

(in thousands)

1	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of December 31, 2007 (for which instructions to reduce to possession or control has been issued as of December 31 2007 but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3)	$ -
	A Number of items	None
2	Customers' fully paid securities and excess margin securities for which instructions to reduce possession or control had not been issued as of December 31, 2007 excluding items arising from temporary lags which result from normal business operations as permitted Rule 15c3-3	$ -
	A Number of items	None

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control
Required by SEC Rule 17a-5

To the Board of Directors
and Member of
LBBW Securities LLC:

In planning and performing our audit of the financial statements of LBBW Securities LLC (the "Company") as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 28, 2008

END